Filed Pursuant to Rule 433
Dated May 7, 2007
Registration Statement: No. 333-131143
and No. 333-131143-04
Huntington Capital III
$250,000,000
6.65% TRUST PREFERRED SECURITIES
(liquidation amount $1,000 per security)
fully and unconditionally guaranteed, on a subordinated basis, as described in the prospectus supplement, by
Huntington Bancshares Incorporated
SUMMARY OF TERMS

Issuer:	Huntington Capital III (the “Trust”), a Delaware statutory trust, the sole assets of which will be the 6.65% Junior Subordinated Notes due 2067 (the “JSNs”) issued by Huntington Bancshares Incorporated (“Huntington”)

Guarantor:	Huntington

Title of Securities:	6.65% Trust Preferred Securities

Aggregate Liquidation Amount:	$250,000,000 ($250,000,000 of Trust Preferred Securities, which, together with the $10,000 of Trust common securities to be purchased by Huntington, correspond to $250,010,000 initial principal amount of the JSNs)

Liquidation Amount:	$1,000 per Trust Preferred Security

Expected Ratings:	Moody’s Investors Service: Baa1
Standard & Poor’s: BBB-
Fitch: A-
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency

Trade Date:	May 7, 2007

Settlement Date:	May 14, 2007 (T+5)

Scheduled Maturity Date:	May 15, 2037, subject to a ten-year extension as described in the prospectus supplement dated May 7, 2007

Final Repayment Date:	May 1, 2067

Distributions:	At the annual rate of 6.65% from and including May 14, 2007 to but excluding May 15, 2017, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2007;

At an annual rate equal to three-month LIBOR plus 1.51% from and including May 15, 2017 to but excluding May 15, 2047, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning on August 15, 2017 (or if any such day is not a business day, on the next business day); and

Thereafter at an annual rate equal to one-month LIBOR plus 2.51%, payable monthly in arrears on the first day of each month (or if any such day is not a business day, on the next business day), beginning on June 1, 2047

Treasury Benchmark:	4.625% due February 15, 2017

Treasury Yield:	4.638%

Spread to Treasury Benchmark:	Plus 205 basis points

Price to Public:	99.726%

Proceeds, before Expenses, to Huntington from the Offering:	$246,815,000 after underwriting commissions

Redemption Price:	Huntington may redeem the JSNs at any time. The redemption price will be 100% of the principal amount to be redeemed, plus accrued and unpaid interest through the date of redemption, in the case of any redemption:

in whole or in part on May 15, 2017 or May 15, 2027;

in whole but not in part at any time within 90 days of the occurrence of certain changes relating to the capital treatment of, or investment company laws relating to, the Trust Preferred Securities;

in whole but not in part at any time after May 15, 2017 and within 90 days of the occurrence of certain changes relating to the tax treatment of the Trust Preferred Securities; or

in whole or in part at any time on or after May 15, 2037 (including on or after the scheduled maturity date).

In all other cases: the Make-Whole Redemption Price.

Make-Whole Redemption Price:	The greater of 100% of the principal amount of JSNs being redeemed and an amount calculated as follows:

In the case of a redemption prior to May 15, 2017, the sum of the present values of the principal amount of the JSNs and each interest payment thereon that would have been payable to and including May 15, 2017 (not including any portion of such payments of interest accrued as of the date of redemption), discounted from May 15, 2017 or the applicable interest payment date to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury rate plus the applicable spread; and

In the case of a redemption after May 15, 2017 and prior to, but not including May 15, 2037, the sum of the present values of the principal amount and each interest payment thereon that would have been payable to and including the next ten-year date (not including any portion of such payments of interest accrued as of the date of redemption), discounted from the next ten-year date or the applicable interest payment date to the redemption date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the three-month LIBOR rate applicable to the immediately preceding interest period;

Plus in each case accrued and unpaid interest to the date of redemption.

“Applicable Spread” means:

(i) 0.50% in the case of a redemption of all outstanding JSNs within 90 days after the occurrence of a tax event or rating agency event and

(ii) 0.30% in the case of any other redemption.

“Ten-year date” means May 15, 2027 or May 15, 2037.

Share Cap Amount for Purposes of Alternative Payment Mechanism:	55 million shares of Huntington’s common stock

CUSIP:	44628M AA9

Lead Structuring Coordinator:	Goldman, Sachs & Co.

Structuring Coordinator:	Morgan Stanley & Co. Incorporated

Joint Bookrunners:	Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated

Lead Co-Manager:	Credit Suisse Securities (USA) LLC

Co-Managers:	Bear, Stearns & Co. Inc., The Huntington Investment Company, Lehman Brothers Inc, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Sandler, O’Neill & Partners, L.P.
The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.

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